

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 29, 2009

**<u>Via Facsimile at (212) 536-3901 and U.S. Mail</u>**

Whitney J. Smith, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022

      **Re:    Par Pharmaceutical Companies, Inc.**
              **Schedule TO-I**
              **File No. 5-46121**
              **Filed October 14, 2009**

Dear Mr. Smith:

      We have reviewed the above filing and have the following comments. All defined terms in this letter have the same meaning as in the offer letter filed as Exhibit 99(a)(1)(i) to the Schedule TO-I, unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
General

1.    Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Item 10 – Financial Statements

2.  You have not provided the financial information required by Item 1010(a) and (b) of Regulation M-A, arguing that it is not material here.  Please explain why the pro forma financial information required by Item 1010(b) is not material here. We note that you are using $65,000,000 of your total cash on hand of $217,550,000 to repurchase these notes and that you are offering to repurchase up to 82.7% of the class by outstanding principal amount. Currently, the interest expense on these Notes is significant to the Company. We also note that since this is a partial offer, some Note Holders will remain even if this offer is fully subscribed.  Alternatively, provide the pro forma information required under Item 1010(b) in a revised disclosure document, and indicate how you will disseminate this information to Note Holders.

Offer to Purchase - The Offer, page 6

3.  You state that if you make a good faith effort to comply with the laws of a jurisdiction where the making of the offer is illegal, then "[if] we cannot comply with any such law, the Offer will not be made to the Holders residing in that jurisdiction."  Note that with respect to note holders residing outside the United States (if any), while you are not required to disseminate the offer materials outside the United States, Rule 13e-4(f)(8)(i) would not permit you to reject tenders from any note holders, including foreign holders.  Please confirm your understanding in your response letter.

Forward-Looking Statements, page v

4.  Delete or revise the final sentence of this section to remove the implication that you do not have a duty to update the forward-looking information in the offer to purchase.

Conditions of the Offer, page 19

5.  In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please revise the second sub-bullet point in this section, which allows you to terminate the offer if there is a pending or threatened suit which "otherwise relates in any manner to the offer," to narrow the types of suits implicated.

Press Release dated October 14, 2009 - Exhibit 99(a)(5)(i)

6.  The safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer, including this press release filed as offer materials.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not reference the Reform Act in future offer materials, including press releases or other filings.

Whitney J. Smith, Esq.
K&L Gates LLP
Page 3

<u>Closing</u>

Please amend your filing in response to these comments. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

1. the company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,


Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions